UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*
                       Metropolitan Health Networks, Inc.

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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

           ----------------------------------------------------------
                                 (CUSIP Number)

                                Norman H. Pessin
                          366 Madison Avenue-14th Floor
                            New York, New York 10017
                                 (212) 661-2670

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     4/01/08
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

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                                Page 1 of 6 Pages

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 2 of 6 Pages

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     1   Name of Reporting Persons, S.S or I.R.S. Identification Nos of Above
         Persons:

         a) SEP IRA F/B/O Norman H. Pessin ###-##-####
         b) Sandra Pessin ###-##-####
         c) Norman Pessin ###-##-####
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     2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          (a)  N/A
                                                          (b)  N/A
                                                          (c)  N/A
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     3   Sec Use Only

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     4   Source of Funds (See Instructions)             PF
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     5   Check If Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) OF 2(e)
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     6   Citizenship or Place of Organization: USA
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                       7    Sole Voting Power             a) 1,906,772
                                                          b) 864,883
                                                          c) 185,000
    Number Of         ----------------------------------------------------------
     Shares            8    Shared Voting Power           ____________
  Beneficially        ----------------------------------------------------------
  Owned by Each        9    Sole Dispositive Power        a) 1,906,772
    Reporting                                             b) 864,883
   Person With                                            c) 185,000
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER      ____________
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     11  Aggregate Amount Beneficially Owned by
         Each Reporting Person:                           a) 1,906,772
                                                          b) 864,883
                                                          c) 185,000
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     12  Check If the Aggregate Amount in Row (11)
         Excludes Certain Shares*                         N/A
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     13  Percent of Class Represented
         by Amount in Row (11):                           (a) 3.67%
                                                          (b) 1.66%
                                                          (c) 0.0035%
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     12  Type of Reporting Person (See Instructions):     SEP IRA and IN
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                                Page 3 of 6 Pages

ITEM 1: IDENTITY AND BACKROUND

                                     1) SEP IRA F/B/O 366 Madison
                                        Avenue-14th Floor
                                        New York, New York 10017

                                     2) Sandra F. Pessin
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

                                     3) Norman Pessin
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

Principal Occupation:                1) N.A.
                                     2) Housewife
                                     3) Retired

Criminal convictions:                1) N.A.
                                     2) None
                                     3) None

Civil proceedings:                   1) N.A.
                                     2) None
                                     3) None

Citizenship:                         1) N.A.
                                     2) United States
                                     3) United States

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      SEP IRA F/B/O Norman H. Pessin purchased a total of 1,906,772 shares on the following dates, amounts and prices:

Date              Number of Shares          Price per share
05/25/2004             25,000                    0.870
04/21/2004             12,000                    0.940
04/20/2004             69,500                    0.940
04/16/2004             100,000                   0.940
04/14/2004             6,500                     0.980
03/24/2004             50,000                    0.990
01/06/2004             1,258,372                 0.685
12/29/2003             50,000                    0.755
12/16/2003             25,000                    0.595
12/15/2003             150,000                   0.630
12/12/2003             25,400                    0.660
06/29/2004             10,000                    0.860
06/25/2004             15,000                    0.860
03/03/2005             50,000                    2.630
07/24/2007             25,000                    1.840
05/29/2007             10,000                    1.752
04/13/2007             25,000                    1.951

TOTAL                  1,906,772

      The total amount paid for shares is $1,539,429

      Sandra Pessin purchased a total of 864,883 shares on the following dates, amounts and prices:

Date              Number of Shares          Price per share
12/03/2003             40,000                    0.705
11/25/2003             40,000                    0.645
11/20/2003             120,000                   0.573
03/01/2007             50,000                    2.250
04/27/2007             10,900                    1.801
12/10/2003             10,000                    0.668
12/04/2003             20,000                    0.715
12/01/2003             220,883                   0.685
11/21/2003             125,000                   0.583
11/19/2003             100,000                   0.568
03/02/2007             50,000                    2.150
04/26/2007             4,100                     1.805
03/28/2007             50,000                    2.100

TOTAL                  864,883

      The total amount paid for is $793,241.

      Norman H. Pessin purchased a total of 185,000 shares on the following dates, amounts and prices:

Date              Number of Shares          Price per share
05/18/2004             50,000                    0.900
03/14/2008             35,000                    2.290
03/12/2008             20,000                    2.300
03/10/2008             30,000                    2.381
03/04/2008             50,000                    2.397

TOTAL                  185,000

      The total amount paid for shares is $362,462.

                                Page 4 of 6 Pages

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. Each filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) SEP IRA F/B/O Norman H. Pessin owns 1,906,772 shares of the Issuer's Common Stock, constituting thereof.

      (b) SEP IRA F/B/O Norman H. Pessin has sole power of disposition over 1,906,772 shares and sole power to vote the 1,906,772 shares.

      (c) SEP IRA F/B/O Norman H. Pessin purchased 1,906,772 the shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

      (a) Sandra F. Pessin owns 864,883 shares of the Issuer's Common Stock, constituting thereof.

      (b) Sandra F. Pessin has sole power of disposition over 864,883 shares and sole power to vote the 864,883 shares.

      (c) Sandra F. Pessin purchased the 864,883 shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

      (a) Norman H. Pessin owns 185,000 shares of the Issuer's Common Stock, constituting thereof.

      (b) Norman H. Pessin has sole power of disposition over 185,000 shares and sole power to vote the 185,000 shares.

      (c) SEP IRA F/B/O Norman H. Pessin purchased 185,000 the shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


                                Page 5 of 6 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

            ----------------------------------
              SEP IRA F/B/O Norman H. Pessin

Signature:

            ----------------------------------
              Sandra F. Pessin

Signature:

            ----------------------------------
              Norman H. Pessin

April 1, 2008

                                Page 6 of 6 Pages